July 9, 2019

VIA EDGAR

Christopher Dunham

United States Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:	OptimumBank Holdings, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed June 13, 2019
File No. 000-50755

Dear Mr. Dunham:

On behalf of OptimumBank Holdings, Inc., a Florida corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated June 21, 2019, regarding the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed on June 13, 2019. Please note that for the Staff’s convenience, we have recited the Staff’s comments in boldface type and provided the Company’s response to each comment immediately thereafter. Please note that we are simultaneously filing Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2”).

Proposal No. 2, page 15

1.	We note your revisions in response to comment 2. Please also disclose the aggregate value of the 301,778 shares of common stock issued in exchange for the 694 Trust Preferred Securities based on the trading price of your common stock on the date they were issued.

In response to the Staff’s comment, the additional disclosure has been added on page 15.

Christopher Dunham July 9, 2019 Page 2

Proposal No. 3, page 19

2.	We note your revisions on page 18, however you do not appear to have disclosed Mr. Gubin’s substantial interest in the transfer of any of the currently outstanding Trust Preferred Securities, nor do you appear to have disclosed the substantial interest that Messrs. Gubin, Klein and Zwelling have in participating in the exchange offer. This disclosure appears required by Item 5 of Schedule 14A as Messrs. Gubin, Klein and Zwelling are all members of your Board of Directors. In particular, we note your disclosure that the Purchaser currently has no agreement as to the terms on which it may transfer any Trust Preferred Securities to any other party. It appears to us that disclosure of such terms is required by Schedule 14A. Revise to disclose each party’s substantial interest in the contemplated transactions, provide us with your detailed explanation why you do not believe Messrs. Gubin, Klein and Zwelling have a substantial interest in Proposals 2, 3 or 4, or explain why you believe that shareholders are not entitled to this information. We may have additional comments after reviewing your response.

In response to the Staffs’ comment, additional disclosures regarding Mr. Gubin’s interest in the Proposals has been added on pages 18 and 19. Each of Mr. Klein and Mr. Zwelling has committed not to participate in the exchange offer.

If you have any questions with regard to the foregoing or Amendment No. 2, please call me at (305) 379-9149.

Sincerely,

SHUTTS & BOWEN LLP

/s/ J. Thomas Cookson

cc:	Erin Purnell
Securities & Exchange Commission

David Edgar
OptimumBank Holdings, Inc.

Alfred G. Smith
Shutts & Bowen LLP